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                             January 18, 2024

       Salman Khan
       Chief Financial Officer
       Marathon Digital Holdings, Inc.
       101 NE Third Avenue, Suite 1200
       Fort Lauderdale, FL 33301

                                                        Re: Marathon Digital
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            File No. 001-36555

       Dear Salman Khan:

              We have reviewed your November 20, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 3 - Summary of Significant Accounting Policies
       Revenues from Contracts with Customers, page 69

   1. We continue to evaluate your responses to prior comments regarding your revenue recognition policy and
may have further comments.
       Form 10-Q for the Quarterly Period Ended September 30, 2023
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 30

   2. We note the disclosure of your share of available miner rewards in your press release included on Form 8-K
submitted on November 8, 2023. In addition, we note your
 Salman Khan
Marathon Digital Holdings, Inc.
January 18, 2024
Page 2
      disclosure of the number of blocks won in your announcements of Bitcoin production and mining operation updates starting for November 2023, in addition to transaction fees as a percentage of total in your announcement for December 2023. Tell us what consideration you gave to discussing and analyzing these metrics in your periodic reports as statistical measure that enhance an understanding of your financial condition, cash flows and other changes in financial condition and results of operations. Refer to Item 303(a) of
      Regulation S-K and SEC Release No. 33-10751.
3. You indicate that the increase in revenues for the nine months ended September 30, 2023 as compared to the prior-year period was partially offset by a decrease in revenue resulting from lower bitcoin prices in the current year period. Please clarify this explanation in light of your disclosure that bitcoin prices have generally been increasing during the current year period.
4.    We note your discussion of the changes in cost of revenues     energy,
hosting and other in
      the three and nine months ended September 30, 2023 compared to the prior interim periods indicating that the changes were driven by the impact of bitcoin production and production costs. The tables that follow appear to indicate that these costs relate to production activity and unit costs, respectively. Please elaborate on what these factors represent and clarify the underlying reasons for the changes in each period.
Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 38

5. Please revise to include an assessment of disclosure controls and procedures as of
      September 30, 2023.
       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Larry Spirgel at 202-551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameSalman Khan
                                                            Division of
Corporation Finance
Comapany NameMarathon Digital Holdings, Inc.
                                                            Office of
Technology
January 18, 2024 Page 2
cc:       Jolie Kahn
FirstName LastName